Exhibit 99.15
FOR IMMEDIATE RELEASE — SEPTEMBER 18, 2007 — CALGARY, ALBERTA —
PETROFLOW ENERGY LTD. (TSX:PEF)
PETROFLOW ENERGY ANNOUNCES OPERATIONAL UPDATE AND
MODIFIED 2007 GUIDANCE
     Petroflow Energy Ltd. (Petroflow) is pleased to announce current results of its Oklahoma drilling program. We are also pleased to update our guidance for 2007 originally provided February 28, 2007.
OPERATIONAL UPDATE
Oklahoma
     Petroflow has completed and put on production sixteen wells on its farmout property in Oklahoma. All wells are in the dewatering phase and most have not reached their peak production rates. Current aggregate production on the sixteen wells is 6968 mcfe per day net to our working interest or 1161 BOE per day. Peak production rates on a well by well basis are expected to average gross production of 1000 mcfe per day per well for these sixteen wells. Petroflow has an average working interest of approximately 56% in these sixteen wells.
     Petroflow has also completed four additional wells, awaiting final upgrade of electrical transmission facilities, which are expected to be on production before September 30, 2007. Four additional wells are in the completion phase and will be on production in October 2007.
     Petroflow is currently drilling three additional wells on the farmout which are expected to be on production prior to December 2007.
Corporate
     Petroflow’s current production net to the company’s working interest is approximately 1594 BOE per day.
MODIFIED 2007 GUIDANCE
2007 Average Production Forecast
     Based on our current and remaining budgeted 2007 capital expenditure plans, we have forecasted Petroflow’s 2007 average annual production at 1517 Boe/day.
2007 Cash Flow Guidance
     Based upon a revised 2007 estimated WTI oil price of US$62/Bbl, and NYMEX US$7.50 per mmbtu for gas, we project Petroflow will cash flow US$5.0 million in 2007. The change from previous guidance is primarily due to significantly lower gas prices from our original estimates of US$8.00 per mmbtu as well as somewhat lower production estimates. Production has been temporarily affected by infrastructure issues in Oklahoma and New Mexico which are being resolved over the next month in Oklahoma and by year end in New Mexico.
     Petroflow anticipates total 2007 capital expenditures of US$51 million. Twenty five wells are planned for our farmout property in Oklahoma in 2007. These wells are expected to go through a dewatering phase for three to twelve months after being put on production prior to reaching average peak production of 550 mcfe per day net to our average working interest. The majority of financing on this project is anticipated to be received from a combination of cashflow and conventional debt.
     On our New Mexico project we anticipate drilling 10 additional wells in late 2007 or early 2008.
Forward-Looking Statements
This news release contains statements about oil and gas production and operating activities that may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.
Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change unless otherwise required under securities law.
Not for dissemination in the United States of America. This announcement is not an offer to sell, or a solicitation of an offer to buy, Petroflow’s shares in the United States. Petroflow’s shares have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and have not been and will not be offered or sold in the United States except in transactions exempt from the registration requirements of that Act and applicable U.S. state securities laws.
BOEs derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
For further information, please contact:
Macam Investor Relations
Cameron MacDonald, President & CEO
Office (403) 695-1006
Toll Free (866) 264-0743
Or
Petroflow Energy Ltd.
John Melton, President and CEO at (504) 453-2926 or
Duncan Moodie, CFO at (403) 539-4311.

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